UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2024

Commission File Number: 001-41973

Critical Metals Corp.

(Exact name of registrant as specified in its charter)

c/o Maples Corporate Services (BVI) Limited

Kingston Chambers, PO Box 173, Road Town

Tortola, British Virgin Islands

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒    Form 40-F ☐

EXPLANATORY NOTE

On March 28, 2024, Critical Metals Corp. (the “Company”) issued (i) unaudited condensed consolidated interim financial statements of European Lithium (AT) Investments Limited (“ELAT”) for the six months ended December 31, 2023, (ii) unaudited condensed interim financial statements of Critical Metals Corp. for the six months ended December 31, 2023, and (iii) management’s discussion and analysis of financial condition and results of operations (the “MD&A”) for the six months ended December 31, 2023. A copy of ELAT’s unaudited condensed consolidated interim financial statements is attached hereto as Exhibit 99.1. A copy of the Company’s unaudited condensed interim financial statements is attached hereto as Exhibit 99.2. A copy of the MD&A is attached hereto as Exhibit 99.3.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Unaudited Condensed Consolidated Interim Financial Statements of European Lithium (AT) Investments Limited for the Six Months Ended December 31, 2023 and December 31, 2022
99.2	Unaudited Condensed Interim Financial Statements of Critical Metals Corp. for the Six Months Ended December 31, 2023 and the Period from October 14, 2022 (Inception) through December 31, 2022
99.3	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Six Months Ended December 31, 2023 and December 31, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Critical Metals Corp.

By:	/s/ Tony Sage
Name:	Tony Sage
Title:	Executive Chairman

Date: March 28, 2024

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